FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION


                           Washington, D. C. 20549



(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended       December 31, 1993

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from                 to

Commission file number      1-7284


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         BALDOR ELECTRIC COMPANY
         EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

         c/o Baldor Benefits Advisory Committee
         5711 R. S. Boreham, Jr Street
         Fort Smith, Arkansas 72901


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Baldor Electric Company
         5711 R.S. Boreham, Jr Street
         Fort Smith, Arkansas 72901




















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Pursuant to Rule 311(c)of Regulation S-T, the Baldor Electric Company Employees'
Profit Sharing and Savings Plan financial statements and schedules which are prepared in accordance with the financial reporting requirements of ERISA has been filed in paper format under cover of Form SE.





























































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                                 SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the Baldor Electric Company Benefits Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                BALDOR ELECTRIC COMPANY
                                EMPLOYEE'S PROFIT SHARING AND SAVINGS PLAN



Date:      June 28, 1994        By:    /s/  Lloyd G. Davis
                                       Lloyd G. Davis
                                       Member, Benefits Advisory Committee














































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                                EXHIBIT INDEX


Exhibit
Number

  1    Consent of Independent Auditors filed herewith.






















































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